2024 REPORT

MedCoShare Inc.


MEDCOSHAR

LETTER

Dear investors,

There's been steady growth this year, and our Northeast market is increasing in demand, so we are looking for our fifth location in Bucks County. Our services division has also done well by signing over 20+ clients in approximately a year. Occupancy in all 4 locations has been increasing, and we are exploring rate hikes in 2026. This could be the year we break $1MM in gross annual income!

We need your help!

Please spread the word about our expansion in locations (PA, NJ, TX) and MedCoShare Services. Our services division helps any

...ny and MedCoShare Services. Our services division helps any practice in the USA grow through marketing and practice management support. Please forward our WeFunder campaign link to anyone you think might be interested in investing. Our goal is to raise $1.25 by Q3 of 2025 and use the funds to expand our services and locations.

Sincerely,

Ronak Vyas

CEO

How did we do this year?

REPORT CARD



☺ The Good

Opened our 4th location in Pearland, Texas.

Launched MedCoShare Services (staffing and marketing support)

Started our 1st landlord partnership model in Pearland, Texas.

☹ The Bad

We do not have a first-mover advantage in Texas. Local competitors already have a foothold.

Standing up in a new market is starting from scratch with slower sales cycles than a local growing market with existing demand.

Labor costs have increased due to expansion in both locations and services, creating a burn rate.

2024 At a Glance

January 1 to December 31



$759,351 +42%

Revenue



-$151,508

Net Loss



$54,065 +198%

Short Term Debt



$175,000

Raised in 2024



$161,182

Cash on Hand



Net Margin: -20%   Gross Margin: 0%   Return on Assets: -47%   Earnings per Share: -$0.03

Revenue per Employee: $189,838   Cash to Assets: 50%   Revenue to Receivables: ~   Debt Ratio: 131%

MedCoShare_Review.pdf   20231231_MedCoShare_BalanceSheet.pdf

20231231_MedCoShare_IncomeStatement.pdf

20231231_MedCoShare_StatementofCashFlows.pdf

MedCoShare-BalanceSheet_20241231.pdf   MedCoShare-T12_20241231.pdf

MedCoShare-YTD_20241231.pdf   Medcoshare_GAAP_Financial_Report_2023-2024.pdf

We  Our 179 Investors

Thank You For Believing In Us

Dr. Preston Bare	Midian Jones	Derek Clark	Carlos Cervantes	Julie Gauze	Jeffrey Steinberg
Aaron Gambala	Abraham Joseph	Paul Rashid	Frank Palazzolo	Barbara Ann Inman	Yannis Moati
Len Badgette	Jumel OLA	Milton T. Nettles. Ed.D.	Catherine L Buchanan	William Dorn	Kenny Sammut
Jaclyn Coleman	Luce Darius	Sean Brandel	Richard Clement	Jiri Vlcek	John Domenic...
Jon George	Claryssa Mac	Adreal Starr	John Mcbride	Matthew J Vinez	Xiao Chen
Renee Bell	Mika Franolich	Alexandra Adams	Laurence Chavis	Noah Isaacson	La Tanya Bynum
Celeste Polin	Neil Young	Austin Sahota	Eli Pesh Smith	Emanise Voltaire	DeQuincy Lezine
Massimo Merighi	Derick Mokgahla	E. Frischhut	Robert Dietrich	Ryan Callahan	Jesse Thompson
Mey Boukenna	Terry Forde	Gabriel Leis	James Zeetehkenz	Omar Saleem	Marybell Rodriguez
Uchechukwuka...	Randy Metz	Madeline Molo	Arthur Keegan	Frank Gallagher	Sean McVey
Andrew Sinclair	Ian Clardy	Thonny CAMPOS	Danielle Keller	Mark Hebert	Tim Grochowski
Michelle Beck	Jeremy Kottkamp	Tara Khan	Brian Majeska	Matt Slavick	Sumit Mundade
Payman Darouian	Patrick Enweronye	Viktor S Goldmakher	Boris Epstein	Melissa Bogle	Rob Thomas
Leo Goldmakher	John Percival	Sameer Bhutada	Lauren Raske	Joel Newman	Edward Kelly Medlock
Jesus Aguilar	David Grey	Masashi Rotte	J. David Patton	Roy Yu	Joerg F Von...
Georgia Chronas-...	Thembile Mtwa	Daniel Moya	Vijay Shah	Balzli Dodard	Eric Pfitzenmaier
Habiba King	Vijay Mali	Joyce Najma Pervez	Denis Shapiro	Patrick C NELLIGAN	John J Voycik
John Montgomery	Sonica Somesh	Kirk Khasigian	Jason S Gubi	Rahul Maheshwari	Malti Vyas
Kevin Nguyen	Daniel Coppola	Ilona Bell	Mark Isaacson	James Higdon	Brad Ziegler
N R Pouncy	Eddie Ackerman	Adrian Dublin	Joshua Charles Tyrell	Michael Binkley	Yogendre Kumar Patel
Richmond William Nah	Mohammed Amin...	Anthony Brown	Todd Sedano	Dorothy Quinnie	Daphne Slater-Yemofio
Robert Garner	Michelle Nesmith	Antonio San Martin	John Isaacson	Betty Harris	David Morgan
Trenton Jeffrey...	Thomas Giugliano	Christopher Dean	Kirill Shcheglov	Emmanuella Aninye	Hudson Horn
Richard Llerena	Shaunakay Small-Craib	Matt Greenfield	Brad Cassiday	Michelle Yaa Nyarko	Sarah Heyborne
Ankur Vyas	Wasim Alassad	Billy George	Clive Harold Abbott	Matteuw Hines	Jon Sims
Alexander Breitmayer	Ngozi Onuoha	Amit Bansal	Shalin Shah	Stephanie Westcot	Vincent Varghese

Thank You!

From the MedCoShare Inc. Team



Ronak Vyas 🔗
CEO



Anthony Khan 🔗
COO

Ronak is a successful investor, commercial real estate broker, and entrepreneur for 10+ years. Having launched other companies he understands what it takes to go...

Anthony has been a Project Manager for 15+ years serving the pharmaceutical, healthcare, finance, and telecom industries. He co-founded an apartment investment...



Gregory Goldmacher, MD, PhD, MBA 🔗

Co-founder

Greg is a physician, scientist, and biopharmaceutical executive with experience in M&A and AI research.



Amit Mundade 🔗

Co-founder

Amit is a successful real estate developer, flipper, and operator. Prior to entering real estate he was a project engineer in aerospace and real estate technology for 15+...

Details

The Board of Directors

Director	Occupation	Joined
Ronak Vyas	CEO @ MedCoShare Inc.	2019

Officers

Officer	Title	Joined
Anthony Khan	COO	2019
Ronak Vyas	CEO	2019
Gregory	Secretary	2019

Goldmacher	Secretary		2019
Amit Mundade	Officer		2019

Voting Power ❓

Holder	Securities Held	Voting Power
Ronak Vyas	2,100,000 Common Stock	35.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2019	$25,000	Common Stock	Other
08/2019	$25,000	Common Stock	Other
08/2019	$25,000	Common Stock	Other
08/2019	$25,000	Common Stock	Other
09/2019	$50,000	Safe	Regulation D, Rule 506(b)
11/2019	$50,000	Safe	Regulation D, Rule 506(b)
02/2021	$0	Safe	Regulation D, Rule 506(b)
04/2021	$0	Safe	Regulation D, Rule 506(b)
02/2022	$366,301		4(a)(6)
06/2023	$25,000	Safe	Regulation D, Rule 506(b)
06/2023	$0	Safe	Other
06/2024	$175,000	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	6,000,000	Yes

Warrants:	0
Options:	0

Form C Risks:

Our first few hires will be critical. Hiring a social media marketing expert as well as a tech developer will be crucial since our team does not have expertise in these domains.

With office space vacancy rising due to work from home trends it will be cheaper for clients to rent from landlords thus placing a downward force on our prices.

The effects of Covid-19 can lead to a tapered demand from healthcare practitioners seeking space and the customers they serve.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Government shutdowns due to Covid-19 can cause a loss of current clients as well as the inability to get new ones.

Our customers may prefer complete control of the space and thus lease from other landlords.

It may take longer to get the customers we seek thereby accelerating our burn rate and forcing us to use funds for operations vs. growth.

Anthony Khan, Amit Mundade, and Gregory Goldmacher are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the

Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

MedCoShare Inc.

Delaware Corporation
Organized July 2019
4 employees
2418 E. York St

Philadelphia PA 19125 http://www.medcoshare.com

Business Description

Refer to the MedCoShare Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

MedCoShare Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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